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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5000 tel 86 10 8567 5123 fax

March 6, 2019

Re:                             DouYu International Holdings Limited (CIK No. 0001762417)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on January 16, 2019

Confidential

Mr. Bernard Nolan

Ms. Barbara C. Jacobs

Mr. Frank Knapp

Mr. Craig Wilson

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Nolan, Ms. Jacobs, Mr. Knapp and Mr. Wilson:

On behalf of our client, DouYu International Holdings Limited., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”) dated February 13, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 16, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”). The Revised Draft Registration Statement also contains certain additional updates and revisions.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company. The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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Prospectus Summary

Overview, page 1

1.                                      You state that the prospectus contains information from a report commissioned by you and prepared by iResearch Consulting Group. Please provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus. Also, you state that you “have not independently verified the accuracy or completeness of the data” contained in such report. Please be advised that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information that you have chosen to include.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 117 of the Revised Draft Registration Statement.

The Company has separately enclosed four copies of the report prepared by iResearch Consulting Group (“iResearch Report”) marked to show the specific language that supports each statement in the Revised Draft Registration Statement that is based on information from the iResearch Report (“Industry Information”). The Company has also enclosed an index that sets forth the Industry Information, where such information appears in the Registration Statement, and specific language in the iResearch Report that supports the Industry Information.

2.                                      You state that you are ranked first among China’s game-centric live streaming platforms in terms of average total MAUs and average total daily time spent by active users during the third quarter of 2018, as well as the number of top streamers in September 2018. For context, please provide your ranking based on each such metric in the prior comparative period, and disclose the average total daily time spent by active users and the number of top streamers for the prior comparative period. In addition, you should generally provide comparative information regarding the other metrics to which you cite to demonstrate the size of your user base and the level of user engagement, including the average next-month registered user retention rate, the number of hours spent by active users on your platform, and the number of registered streamers. Finally, please disclose the number of registered users as of the end of each period presented given the importance of such metric for performance tracking purposes.

The Company has revised its disclosure on pages 1 and 2 of the Revised Draft Registration Statement accordingly and provided corresponding revisions throughout the filing. The Company respectfully advises the Staff that iResearch Consulting Group is unable to provide the number or ranking of top streamers in September 2017 due to limited availability of streamer data. As a result, data for December 2017 is provided as an alternative.

3.                                      You state that revenue from China’s game-centric live streaming market is expected to grow at a rate that is nearly twice the expected growth rate of the non-game-centric live streaming market. Please contextualize this statement by disclosing game-centric live streaming revenue as a percentage of total live streaming revenue and provide a comparison of ARPPU for the latest annual period.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Revised Draft Registration Statement and provided corresponding revisions throughout the filing.

4.                                      You reference next-month registered user retention rate. For further insight into the loyalty of your user base, please disclose a measure of registered user retention over a longer time horizon. In this regard, you disclose elsewhere the growth in average time spent per month by active users from the first quarter on your platform through 1.5 years.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 and other relevant sections of the Revised Draft Registration Statement to provide average next-three-month registered user retention rate for the twelve months ended September 30, 2017 and 2018. The Company respectfully advises the Staff that retention rate for a time horizon longer than three months for each period presented, such as for a full year, is difficult to ascertain due to limited data. The Company started tracking registered user retention rate data in September 2016. As a result, the Company does not have full year registered user retention data for 2016 and the first nine months of 2017. Disclosure of such retention rate is also uncommon in the PRC live-streaming industry according to iResearch.

5.                                      You provide total time spent and average total daily time spent by active users on your platform during the third quarter of 2018 to demonstrate the highly engaged nature of your user base. For additional context, please provide the average daily time spent by active users on your platform on a per user basis for each period presented.

The Company respectfully advises the Staff that disclosing both average total daily time spent on a per active user basis and in the aggregate will allow the investors to calculate the number of daily active users, an operating measure not commonly disclosed by the Company’s peers, and is thus not comparable or meaningful to the investors.

6.                                      You disclose that your platform had 5.8 million registered streamers as of September 30, 2018. For further insight into the quality of your streamer base, please also disclose a measure of activity, such as average monthly active streamers, for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 and other relevant sections of the Revised Draft Registration Statement to provide the average number of hours streamed by each of the Company’s top exclusive streamers in the third quarter of 2017 and 2018. The Company respectfully advises the Staff that given the Company’s strategic focus on the quality and user engagement of its top exclusive streamers who contribute to a significant portion of its viewing time, the level of engagement of top streamers is a more meaningful measure of streamer activity than the number of average monthly active streamers. For example, followers of the Company’s top exclusive streamers generated 60% and 65% of the total viewing time across its platform in the third quarter of 2017 and 2018, respectively.

7.                                      You state that you had the largest eSports viewer base as measured by average total MAUs that viewed eSports live streaming during the third quarter of 2018. Please provide your ranking for the prior comparative period, and quantify such metric for each period presented. Further, revise the first risk factor on page 16 to quantify the extent to which you have been dependent on eSports content for revenue for each period presented.

The Company has revised its disclosure on page 2 of the Revised Draft Registration Statement to provide the number of eSports MAUs in the third quarter of 2017 and 2018. The Company has also revised the risk factor on page 19 to remove reference to the extent to which it has been dependent on revenue generated from eSports content.

8.                                      You refer to your multi-channel monetization model as a key competitive strength. Please contextualize this statement by, for example, disclosing that your live streaming revenue has historically accounted for the large majority of your revenue.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 127 and 131 of the Revised Draft Registration Statement.

Summary Combined and Consolidated Financial Data and Operating Data

Key Operating Data, page 13

9.                                      Given the importance of ARPPU to your business and its distinct trend, please revise this table and the table on page 87 to provide quarterly average ARPPU and monthly average ARPPU, respectively, for each period presented. In this regard, we note that while you generally have experienced material growth in your key operating data, quarterly average ARPPU decreased from 2016 to 2017.

The Company respectfully advises the Staff that it is in the process of preparing the quarterly financial data for each period presented in the table on page 93. As calculation of quarterly ARPPU requires quarterly live streaming revenue, the Company will further revise the Revised Draft Registration Statement to disclose quarterly ARPPU when the quarterly financial data is available and provide a trend analysis of the quarterly ARPPU. The Company believes that given the Company is still in its early stage of monetization, the monthly average ARPPU can be volatile and would not provide additional information meaningful to the investors.

Risk Factors

Risks Related to Our Business and Industry

We generate a portion of our revenues from advertisement . . ., page 20

10.                               To provide insight into your progress in increasing and diversifying your monetization capabilities, please disclose the number of advertisers that you attracted to your platform for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 140 of the Revised Draft Registration Statement.

We rely on our mobile application and PC application to provide . . ., page 31

11.                               You disclose that your mobile application was previously removed from third-party distribution channels. Please clarify the reasons for the removal. If such removal was the result of government regulation, revise this disclosure as well as the corresponding risk factor on page 46 for context.

The Company respectfully advises the Staff that the temporary removal of its mobile app is due to personal misconduct of certain streamer, who was promptly removed from the Company’s platform. In response to the Staff’s comment, the Company has revised its disclosure in the related risk factor on page 35 of the Revised Draft Registration Statement.

We may not realize the benefits we expect . . ., page 36

12.                               We understand that Tencent has made a significant investment in and entered into a similar strategic cooperation agreement with HUYA Inc., one of your key competitors in the game-centric live streaming market. Therefore, please clarify that your relationship with Tencent is not exclusive in nature, and to the extent material, disclose how these circumstances may impact the intended benefits from the strategic cooperation agreement. Risks Related to This Offering and Our American Depositary Shares.

In response to the Staff’s comment, the Company has revised its disclosure on page 40 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that Tencent is a company listed in Hong Kong and makes independent business decisions. All transactions between Tencent and the Company were made at arms’ length and on market terms, including the strategic cooperation agreement.

Your rights to pursue claims against the depositary . . ., page 61

13.                               You disclose that the deposit agreement provides that the depositary may, in its sole discretion, require that any dispute or difference arising from such agreement be referred to and finally settled by arbitration. Please clarify whether this provision precludes an ADS holder from pursuing claims under federal securities laws in federal courts.

The Company respectfully advises the Staff that it is in the process of engaging a depositary. The Company will file the agreement with the depositary promptly when available, and has revised the disclosure on page 65 of the Revised Draft Registration Statement to clarify that the arbitration provision relate to the claims arising out of the contractual relationship and does not preclude an ADS holder from pursuing claims under federal securities laws in federal courts.

As an exempted company incorporated in the Cayman Islands . . ., page 65

14.                               You state that you plan to rely on home country practice with respect to corporate governance after completion of this offering. Please briefly describe the key corporate governance requirements from which you may be exempt as a foreign private issuer. Also, identify the exemption(s) that you will use, or provide a cross-reference to such disclosure. We note your disclosure on page 165 that you will not have a majority of independent directors serving on your board of directors.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of the Revised Draft Registration Statement to include a reference to its reliance on the exemption of having a board consisting of less than a majority of independent directors. Except for this exemption, the Company does not currently intend to avail itself of any other exemption. The Company will update the Revised Draft Registration Statement accordingly should it decide to rely on any other exemption in the future.

Dilution, page 71

15.                               You disclose that there will be further dilution to new investors to the extent that any of the granted and outstanding RSUs vest. Please also disclose the condition upon which they will vest, or provide a cross-reference to such disclosure on page 169. In this regard, we note that the RSUs will vest by equal installment for 36 months upon a “qualified initial public offering.” Further, in your discussion of the terms of such condition on page 186, please specify the minimum valuation and proceeds that you must attain, as defined in Section 1.1 of the Series E Shareholders Agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 194 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Specific Factors Affecting Our Results of Operations, page 85

16.                               You disclose here and in your risk factor on page 14 that maintaining and improving your current user base is critical to your continued success. Tell us how you considered providing quantitative and qualitative discussion and analysis of changes in your user retention rate for each period presented, or explain to us why you do not believe this metric contributes further to understanding and evaluating your operations. We refer you to Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on pages 91 of the Revised Draft Registration Statement.

17.                               You disclose that quarterly average ARPPU decreased from 2016 to 2017 because “it takes time to cultivate new users’ paying habits.” To the extent you anticipate that revenue per paying user may fluctuate materially as you continue to grow your paying user base, please revise to address the nature and effect of such trend or uncertainty.

The Company will provide a trend analysis of the quarterly ARPPU for each period presented when such data are disclosed, as described in response to the Staff’s comment 9 above. The Company respectfully advises the Staff that it currently does not anticipate that its revenue per paying user to fluctuate materially as it continues to grow its paying user base.

Liquidity and Capital Resources

Cash Flows and Operating Activities, page 105

18.                               Please revise your discussion of net cash used in operating activities to provide investors a more substantive understanding of the reasons for your negative historical cash flows. Address the material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows for all reported periods. Disclose whether any of these factors constitute a trend or uncertainty that would cause reported financial information not necessarily to be indicative of future operating results or financial condition and your plans going forward to address these factors. Refer to Section IV of SEC Release 33-8350 and Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure on pages 112 and 113 of the Revised Draft Registration Statement.

Business

Our Strengths

Large and Highly Engaged User Base, page 120

19.                               You state that you believe monetization follows as engagement increases, and to demonstrate your success in increasing engagement, you provide data regarding growth in average time spent per month by active users from the first quarter on your platform through 1.5 years. As your revenue is also dependent on your ability to convert nonpaying users to paying users, please provide a comparable measure of conversion.

In response to the Staff’s comment, the Company has revised its disclosure on page 93 of the Revised Draft Registration Statement to provide paying ratio for each quarter presented together with trend analysis, and has revised the relevant disclosure on page 129 accordingly.

Our Business

Games, page 124

20.                               Your disclosure indicates the importance of expanding and diversifying your content offerings. To demonstrate the comprehensive nature of your live streaming content, please also disclose the number of games that your live streaming content covered as of the end of the latest period presented and the prior comparative period.

The Company respectfully advises the Staff that it has more than 300 game-themed channels on its platform each categorized by either an individual game or a certain game genre, which typically covers multiple games. It would be unduly onerous for the Company to track the exact number of games live streamed at a particular point of time on each channel because the games streamed on such channel are at the discretion of streamers and constantly changing. As an alternative, the Company has revised its disclosure on page 130 of the Revised Draft Registration Statement to add its coverage of 94 of the top 100 games as ranked by iResearch based on Baidu’s search index as of December 31, 2018, which the Company believes is representative of its current game coverage.

Management

Terms of Directors and Officers, page 168

21.                               You state that you have granted rights to appoint your directors to your founders and “certain of [y]our shareholders.” Please identify these shareholders and disclose the number of directors that each of them has the right to appoint. In this regard, given the disclosure regarding the Series E Shareholders Agreement on page 186 and Section 14.1 of such agreement, it appears that your founders and certain of the unidentified shareholders will appoint four new directors in connection with this offering. To the extent the newly appointed directors will be named in the prospectus but will not assume the role of director prior to effectiveness, please file their consents as exhibits to the registration statement. Refer to Item 6.A.5 of Form 20-F and Rule 438 of the Securities Act.

The Company respectfully advises the Staff that it will file Rule 438 consents promptly if newly appointed directors named in the prospectus will not assume their directorships prior to effectiveness. The Company further respectfully advises the Staff that as disclosed on page 176 of the Revised Draft Registration Statement, the right to appoint directors in the Series E Shareholders Agreement will terminate upon a Qualified IPO (as such term is defined in the Series E Shareholders Agreement), after which its board composition and director appointment rights will be governed by the Third Amended and Restated Memorandum and Articles of Association, which will be adopted and filed in due course.

Combined and Consolidated Financial Statements for the Years Ended December 31, 2016 and 2017

Notes to Combined and Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies

Note 2.10 Intangible Assets, net, page F-15

22.                               Revise to describe the nature and contractual terms of your major product and services assets, i.e., the content rights and audio visual licenses. Disclosure should consider explanation of your capitalization policy and elements of cost included in the content rights and audio visual licenses. In view of the risks inherent in information content assets in China, disclosure concerning the intangible assets supporting your operations is material information to investors. See ASC 275-10-05-4 and 5 and ASC 275-10-50-2. Note 2.24 Recent Accounting Pronouncements, page F-20.

The Company respectfully advises the Staff that a majority of the intangible assets of the Company, its subsidiaries and its variable interest entities (the “Group”) consist of acquired content rights.  The Group started to acquire content rights in 2015. The content rights purchased include (1) the right to broadcast live game contests (and replay the original broadcast for a specified period of time as stipulated in the contract), (2) videos and shows broadcasted on the Group’s website, and (3) agency contracts for eSports teams who attend eSports tournaments on behalf of the Group over a contractual period, whereby the Group has the exclusive rights to broadcast these team’s eSports tournaments.  Display of the acquired content is provided to users for free as a way to attract and retain active users to the Group’s platform.

With respect to the right to broadcast live game contests, the Group originally amortized such content rights under straight line method over the contractual period, which is typically one to ten years.  The Group initially used this estimate, due to the fact that there was no reliably determinable pattern of time over which the Group would benefit from the purchased content. In 2018, when the Group prepared the previously issued 2016 and 2017 financial statements under US GAAP, it continued to use the same accounting policy to amortize the acquired content rights using the straight line method over the contractual period.

In response to the Staff’s comment, management of the Group revisited its accounting policy and the historical operating data which tracks the timing of users’ viewership of the content.  In doing so, the Group determined that substantially all of the viewers of the content participated in the live-broadcasting periods which typically range from one day to three months, and that the remaining viewers who viewed the playbacks subsequently were not meaningful to the traffic on the Group’s platform.  Therefore management concluded that the broadcasting rights should be expensed on a systematic basis over the estimated utility of a broadcasting period established with reference to user activity, rather than straight-line over the contractual period. Such content rights should be classified on the balance sheet as other current assets and amortized ratably over the live broadcasting (contest) period which typically ranges from one day to three months.  Given the information to arrive at this determination was available by the end of 2015, the Group has determined that it should have changed the useful lives at such time, and as a result, the use of incorrect useful lives in the previously issued financial statements represents an error. As such, the Group has restated its combined and consolidated financial statements for the years ending December 31, 2016 and 2017 as described in Note 20 and its unaudited condensed combined and consolidated financial statements as of December 31, 2017 and September 30, 2018 and for the nine months ended September 30, 2017 and 2018 as described in Note 17.

For the remaining intangible assets, which principally consist of agency contract rights and Online Transmission of Audio/Video Program License, the Company has revised its disclosure to describe the nature and the contractual terms of these assets on pages F-16 and F-25 of the Revised Draft Registration Statement.

23.                               We note that you indicate on the forepart of the registration statement that you are electing not to use the extended transition period for complying with new or revised financial accounting standards as allowed for emerging growth companies. However, you disclose in this note that you have elected to take advantage of the extended transition period. In this regard, please also clarify what you mean by the disclosure that the ASU 2014-09 adoption will be implemented as of January 1, 2018. Please revise or advise.

The Company respectfully advises the staff that the Company has elected to use the extended transition period for complying with new or revised accounting standards.  In response to the Staff’s comment, the Company has revised the cover and F-21 of the Revised Draft Registration Statement to reflect such election.

Note 6. Intangible Assets, net, page F-24.

24.                               Revise to provide the accumulated amortization and the weighted-average amortization periods by major asset class of intangibles. See ASC 350-30-50-1 and 2.

In response to the Staff’s comment, the Company has revised page F-26 of the Revised Draft Registration Statement.  Some of the numbers disclosed on page F-26 were revised due to the restatements discussed in footnote 20 of the Group’s combined and consolidated financial statements for the years ended December 31, 2016 and 2017.

Note 20. Subsequent Events, page F-39

25.                               Revise your disclosure to include the estimated financial impact of the April 1, 2018 restricted share unit grant as required by ASC 855-10-50-2b.

In response to the Staff’s comment, the Company has revised page F-45 of the Revised Draft Registration Statement.

Unaudited Condensed Combined and Consolidated Financial Statements for the Nine Months Ended September 30, 2017 and 2018

Unaudited Condensed Combined and Consolidated Balance Sheet as of September 30, 2018, page F-44

26.                               Revise the balance sheet and footnote disclosures to incorporate the audited December 31, 2017 balance sheet as required by Item 8.A.5 of Form 20-F by way of Item 4.b of Form F-1.

In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement to incorporate the December 31, 2017 balance sheet and the related footnote disclosure in its unaudited condensed combined and consolidated financial statements as of December 31, 2017 and September 30, 2018 and for the nine months ended September 30, 2017 and 2018 included in the Revised Draft Registration Statement.

General

27.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

28.                               Please supplementally provide us with copies of any graphical material or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of graphics and artwork it intends to use in the prospectus, if any.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com).

Thanks for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Shaojie Chen, Chief Executive Officer

Mr. Wenming Zhang, Co-Chief Executive Officer

Mr. Mingming Su, Chief Strategy Officer

DouYu International Holdings Limited

Mr. Allen C. Wang, Esq., Partner

Latham & Watkins LLP

Mr. Jimmy Chen, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP